SCHEDULE 13G

<u>**EXHIBIT B**</u>

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-l(k)(l)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Pool Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: August 14, 2025   /s/ Warren E. Buffett
                                          Warren E. Buffett

                                          Berkshire Hathaway Inc.
Dated: August 14, 2025
                                          /s/ Warren E. Buffett
                                          By: Warren E. Buffett
                                          Title: Chairman of the Board

                                          National Indemnity Company
Dated: August 14, 2025
                                          /s/ Dale D. Geistkemper
                                          By: Dale D. Geistkemper
                                          Title: Treasurer

                                          GEICO Corporation
Dated: August 14, 2025
                                          /s/ Todd A. Combs
                                          By: Todd A. Combs
                                          Title: President

                                          Government Employees Insurance Company
Dated: August 14, 2025
                                          /s/ Todd A. Combs
                                          By: Todd A. Combs
                                          Title: President

                                          Precision Castparts Corp. Master Trust
Dated: August 14, 2025
                                          /s/ Shawn Hagel
                                          By: Shawn Hagel
                                          Title: Executive Vice President, Precision Castparts Corp.